Filed Pursuant To Rule 433

Registration No. 333-189752

November 21, 2014

Posted on ETF.com on November 18, 2014.

Winklevoss Bros: Beware Bitcoin ETF Risks

By Cinthia Murphy

November 18, 2014

There are many questions surrounding the Winklevoss Bitcoin Trust ETF (COIN) such as its viability as an investment vehicle, its first-of-a-kind exposure to an unregulated crypto-currency, and ultimately where it fits in portfolios.

There’s, indeed, a lot of conversation taking place about this fund, which remains in the regulatory pipeline awaiting SEC approval. But to Cameron and Tyler Winklevoss—the heads behind the idea—a bitcoin ETF should deliver, first and foremost, a return path that’s similar to that of a precious metals ETF. But the ride will be mired in risks, some of which are still evolving as the space grows.

The brothers will speak more extensively about their plans at the upcoming Inside ETFs conference in Hollywood, Florida, in January. Here they answered a few questions by email.

ETF.com: What’s the investment thesis for a bitcoin ETF?

There are investors and funds that would like to gain exposure to this asset class, but may be unable or unwilling to hold bitcoin directly, or may not want to buy bitcoins from an unregulated foreign bitcoin exchange.

Investors historically have chosen to offload the friction of directly buying and securing assets such as gold for a reasonable fee. We believe investors will behave the same with regard to bitcoin. Also, since the ETF will be listed on the Nasdaq, investors will be able to trade their shares in the ETF like they would any other stock in a public company.

ETF.com: Do you see a bitcoin ETF as a currency ETF, or as something different?

Bitcoin is most similar to a commodity, and our bitcoin ETF is similar to precious metals ETFs like the SPDR Gold Trust (GLD | A-100).

ETF.com: U.S. investors in currency ETFs bear the currency risk, but also earn the interest rate of the currency they’re investing in. Bitcoin has no such rate of return, correct? Is it akin to gold in this respect?

Yes, bitcoin, like gold, does not have a rate of return.

ETF.com: Bitcoin is very volatile. What are the main risks investors would face if they own the ETF? How is the pricing benchmarked in the fund?

Right now, bitcoin is behaving like a new and unregulated asset class that’s in the process of becoming regulated. You could also think of it like an early-stage technology—it’s going to be volatile at this stage; that’s what should be expected.

Because of this, we included an exhaustive list of risk factors in our S-1, including risks that are unique to bitcoin. We continue to update the disclosure to reflect risks as they develop. We want investors going in with their eyes wide open. Investors should review the risk factors in the registration statement.

The value of the Winklevoss Bitcoin Trust will be priced daily off of the Winklevoss Index (WinkDex), which is a pioneering effort in the analysis and presentation of global bitcoin pricing and which currently uses data from the most active qualified U.S.-dollar-denominated bitcoin exchanges.

ETF.com: After the demise of Mt Gox, why should investors have confidence in the infrastructure of bitcoin?

An investment in the bitcoin ETF is an investment in the future performance of bitcoin and the underlying bitcoin protocol, not an investment in a bitcoin company. That said, the infrastructure of bitcoin is far greater than a single company, and we saw that when the price remained stable even after the Mt. Gox collapse.

Contrarily, following the demise of Bear Sterns and Lehman Brothers, there was significant turmoil in the financial markets. The entrepreneurs and venture capitalists building bitcoin companies today are the best in the world, unlike a few years ago, when bitcoin was relatively unknown.

ETF.com: Do you see the rise of dollar-based electronic payment systems (PayPal, Apple Pay) as a threat to bitcoins?

No. Those systems are closed, centralized and based on the rails of the legacy financial system.

Bitcoin is an open-source decentralized technology that not only reduces costs and friction associated with existing transaction types such as credit cards, wire transfers, etc., but enables a whole new set of transactions including micro and nano payments that existing payment technologies are unable to contemplate, let alone address.

ETF.com: Who should own a bitcoin ETF, and why?

Investors interested in the exposure to bitcoin, but who do not want to acquire or store their own bitcoin, would be interested in a bitcoin ETF. Also, investors who prefer to buy and sell securities on the Nasdaq and do not want to purchase bitcoin from an unregulated exchange would also be interested.

A bitcoin ETF would also appeal to investors who understand the risks and would like to gain exposure to bitcoin as an asset class; and investors who invest in gold or other commodity ETFs.

http://www.etf.com/sections/features/23846-winklevoss-bros-beware-bitcoin-etf-risks.html?start=1

The Winklevoss Bitcoin Trust has filed a registration statement (including a preliminary prospectus dated July 1, 2014) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.